

April 19, 2013

<u>Via E-mail</u>
Stephen P. Bramlage, Jr.
Senior Vice President and Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551

      Re: **Owens-Illinois, Inc.**
              Form 10-K for the Year Ended December 31, 2012
              Filed February 13, 2013
              File No. 1-9576
              Owens-Illinois Group, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed February 13, 2013
              File No. 33-13061-01

Dear Mr. Bramlage:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Rufus Decker

                                    Rufus Decker
                                    Accounting Branch Chief